SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 4, 2003

ACCRUE SOFTWARE, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE	000-26437	94-3238684
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

48634 Milmont Drive
FREMONT, CALIFORNIA 94538-7353
(Address of principal executive offices) (Zip code)

(510) 580-4500
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Item 5.   **Other Events**

On February 5, 2003, Accrue Software, Inc., a Delaware corporation ("<u>Accrue</u>"), announced completion of an expense and liability restructuring program and the sale of $500,000 in Convertible Secured Promissory Notes of Accrue, which are convertible into the Company's Common Stock or future issued Preferred Stock at $0.06 per share, to certain accredited investors, including Robert M. Smelick, Accrue's Chairman of the Board, Sterling Payot Capital, a investment company affiliated with Mr. Smelick, and RS Orphan Fund, among other investors.

A copy of Accrue's February 5, 2003 press release announcing such events is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The Convertible Secured Promissory Notes were sold pursuant to a Secured Convertible Note Purchase Agreement. The preceding description of Convertible Secured Promissory Notes and Secured Convertible Note Purchase Agreement executed in connection with the note financing is qualified in its entirety by reference to the copy of the Secured Convertible Note Purchase Agreement included as exhibit 10.1 hereto and the form of Convertible Secured Promissory Note included as exhibit 10.2 hereto, each of which is incorporated herein by reference.

The February 5, 2003 press release filed as an exhibit to this report includes safe harbor language pursuant to the Private Securities Litigation Reform Act of 1995, as amended, indicating that certain statements about the Company's business contained in the press release are forward-looking rather than historic. The press release also states that a more thorough discussion of certain factors which may affect the Company's operating results is included in Accrue's Registration Statement on Form S-1, and in Accrue's other filings with the Securities and Exchange Commission, which are available at the Securities and Exchange Commission's website (http://www.sec.gov).

Item 7.   **Financial Statements and Exhibits**

(c)   <u>Exhibits</u>.

10.1   Secured Convertible Note Purchase Agreement dated February 4, 2003

10.2   Form of Convertible Secured Promissory Notes

99.1   Press release dated February 5, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ACCRUE SOFTWARE, INC.

Date: February 6, 2003   By: /s/ Gary Sanders
                                              Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
10.1	Secured Convertible Note Purchase Agreement dated February 4, 2003
10.2	Form of Convertible Secured Promissory Note
99.1	Press release dated February 5, 2003.

EXHIBIT 99.1



FOR IMMEDIATE RELEASE

Contact:
Gary J. Sanders
Chief Financial Officer
(510) 580-4500

**Accrue Software Announces Completion of
Expense and Liability Restructuring**

Also Announces Financing

FREMONT, Calif., February 5, 2003 — Accrue Software ®, Inc. (OTCBB:ACRU) today announced that it has completed a six month process of restructuring certain of its liabilities and scaling expenses to current levels of revenues. As a result of this process and a related financing, the Company believes that it is now positioned to reach operating profitability, while growing revenues and the customer base.

In a related announcement, the Company disclosed that it has agreed to issue up to $800,000 of Convertible Notes that carry a conversion price of $0.06 per share, of which the Company has completed a first close today of $500,000. These Notes are being sold to certain accredited investors, including a number of the original investors in the Company. The investor group includes RS Orphan Funds (two San Francisco based funds), Sterling Payot Capital, and Robert Smelick, Chairman of the Board of the Company.

Mr. Smelick commented, "This financing was made possible as a result of the hard work by the management team in dramatically lowering expenses and significantly reducing the Company's liabilities. As chairman and an original investor in Accrue, I continue to believe that the Company's customers, employees, and best-in-class technology position it to be an important player in the enterprise Internet analytics market."

"The completion of the restructuring process and this financing allow the management team to focus our attention on the execution of our 2003 operating plan," said Jonathan D. Becher, interim President and CEO of Accrue Software, Inc. "We believe we are now positioned to renew the growth of our world-class client base of nearly 70 customers."

"We are particularly pleased with the strong commitment demonstrated by our Accrue G2 customers during the financial due diligence of Accrue," said C. Howard Korrell, VP of

Administration and Strategic Development of Accrue Software, Inc. "We believe that, with added financial stability, Accrue is poised for increased growth and a return to profitability."

About Accrue Software

Accrue Software is a provider of enterprise-level analytic solutions designed to help companies understand, predict, and respond to Internet customer behavior. Accrue's products are designed to enable companies to increase the effectiveness of Internet marketing and merchandising initiatives, better manage customer interactions across multiple channels, and streamline business operations. With Accrue's solutions, companies transform volumes of complex Internet data into actionable information that executives and managers can use to drive key business decisions and improve the return on their Internet investment. Accrue's customers include industry leaders such as Citicorp, Eastman Kodak, Lands' End, Macy's, Lycos Europe, and Deutsche Telekom.

Accrue Software was founded in 1996 and is headquartered in Fremont, Calif., with international headquarters in Cologne, Germany. Accrue Software can be reached at 1-888-4ACCRUE or 510-580-4500 and at **www.accrue.com**.

Accrue is a trademark of Accrue Software, Inc. All other trademarks are the sole property of their respective owners.

Except for the historical information contained herein, the matters discussed in the news release are forward-looking statements. These forward-looking statements are based on our current expectations, made only as of the date of this press release and subject to material risks and uncertainties including, among other things, ability to cut expenses, ability to achieve revenue increases, the insufficiency of current cash resources to fund operations necessary to continue as a going concern and reach positive cash flow, the impact of concerns about our financial viability that may affect our ability to close sales transactions with current and prospective customers, reliance on sales from a limited number of products for its revenue, the Company's inability to obtain additional financing on acceptable terms, if at all, especially in the uncertain market climate, or to implement or negotiate such other arrangements to improve our cash position, the risk that the Company's shares will not be listed on the OTC Bulletin Board and the risk that there will not be a market maker for the Company's securities. Accrue undertakes no obligation to update or revise such information, whether as a result of new information, future events or otherwise. Actual results could differ materially from these forward-looking statements. These matters and other business risks are described in detail in the Company's Registration Statement on Form S-1, and in the Company's other filings, which are on file with the Securities and Exchange Commission (http://www.sec.gov).


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